FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 26th, 2018

1.         DATE, TIME AND PLACE: On March 26th, 2018, at 09:30 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The Meeting was duly called pursuant to paragraphs first and second of article 15 of the Bylaws and sole paragraph of articles 7th and 8th of the Internal Regulation of the Board of Directors. Present the majority of the members of the Board of Directors, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho, Manfred Heinrich Gartz and Ronaldo Iabrudi dos Santos Pereira.

4.         AGENDA: (i) Analysis and deliberation of the proposal (a) for the allocation of the results for the year ended December 31, 2017; and (b) of the investment plan for the year 2018, as well as its submission to resolution by the Company’s Annual and General

Shareholders Meeting; (ii) Analysis and deliberation on the global amount of compensation to be paid to the managers of the Company on the fiscal year of 2018, including the members of the Fiscal Council, if installed; (iii) Analysis and deliberation on the candidates to be elected to the Board of Directors for a term of office of 2 (two) years; (iv) Analysis and deliberation about the management´s proposal for amendment on the Articles 2th, 4th and 9th (Caput and Item III), 14 (Caput e §§2th to 4th), 15 (§1º), 16 (Caput) and 19 of the Company´s By-laws; (v) Analysis and deliberation of the items 10, 12.5 to 12.10 and 13 of the Reference Form to be disclosed to the market in reason of the Ordinary and Extraordinary Shareholders´ Meeting, in accordance with CVM Normative Instruction No. 480/481; and (vi) Analysis and deliberation on the notice of the Company’s Annual and General Shareholders Meeting, to be held on April 27th, 2018.

5.         RESOLUTIONS: As the meeting was commenced, Messrs. Members of the Board of Directors examined the items comprised in the Agenda and decided as following:

5.1.      Analysis and deliberation of the proposal (a) for the allocation of the results for the fiscal year ended December 31, 2017; (b) of the investment plan Messrs. Members of the Board of Directors, in accordance with the favorable recommendation of the Financial Committee, deliberated by unanimous vote and without any qualifications, to approve the management proposal, to be submitted to the Company's Shareholders' Meeting: (a) allocation of the Company's net income for the year ended December 31, 2017, in the amount of R$ 618,599,356.05 as follows: (a.1) R$ 30,929,967.80 for the legal reserve account, pursuant to article 193 of Law No. 6,404 / 1976; (a.2) R$ 146,917,347.06 for the distribution of mandatory minimum dividends, of which 0.568770743 per preferred share and R$ 0.517064312 per common share, of which R$ 69,483,515.83, in accordance with the deliberation of the Board of Directors dated as of December 1st, 2017, and R$ 77,433,831.23 to be paid on May 25th, 2018, both as net interest on shareholders´ equity; and (a.3) R$

440,752,041.19 allocated to the Expansion Reserve account, in order to meet the investment plan; and (b) of the Investment Plan for Multivarejo, GPA Malls and Assaí for the 2018 fiscal year in the amount of R$1,628,834,308.21, to be allocated to (i) opening of stores, acquisition of land and conversion of stores ; (ii) remodeling of stores; (iii) infrastructure in IT, logistics and other productivity improvement projects. This amount does not include the Investment Plan of the subsidiaries Via Varejo S.A and Cnova Comércio Eletrônico S.A. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda;

5.2.      Analysis and deliberation on the global amount of compensation to be paid to the managers of the Company on the fiscal year of 2018, including the members of the Fiscal Council, if installed: Messrs. Members of the Board, by unanimous vote and without any reservations, in accordance with the favorable recommendation of the Human Resources and Compensation Committee, decided to approve the management´s proposal of global amount compensation for the fiscal year of 2018, to be paid to the Company´s Executive Board, Board of Directors and Fiscal Council, if installed, to be submitted to the General Shareholders´ Meeting of the Company, in the amount up to R$ 85,334,341.69, divided into: (a) Board of Directors and accessory committees, in the amount up to R$ 13,188,723.00, (b) Executive Board in the amount up to R$ 71,324,818.03, and (c) Fiscal Council, in the amount up to R$ 820,800.00. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda;

5.3.      Analysis and examination of candidates to be elected for the Board of Directors for the term of two years: the candidates to be elected to the Company’s Board of Directors by the Annual and General Shareholders Meeting, to be held on April 27th, 2018 were analyzed. After discussions amongst Messrs. Members of the Board of Directors, and having no decision to be taken, Mr. Chairman thanked the report made and moved on to the next item in the Agenda;

5.4.      Analysis and deliberation about the management´s proposal for amendment on the Articles 2th, 4th and 9th (Caput and Item III), 14 (Caput e §§2th to 4th), 15 (§1º), 16 (Caput) and 19 of the Company´s By-laws: it was presented a proposal for: (i) amendment to the Article 2nd of the Company´s By-Laws, in order to include in its corporate purpose the activity of importing and trading certain specific products to fulfill regulatory requirements; (ii) updating of the corporate capital provided at article 4th; (iii) adjustment in the writing of Articles 9th (Caput and Item III), 15 (§1º) and 16 (Caput) for the creation of the function of Co-Vice Chairman of the Board of Directors, so the Company may be able to have two Co-Vice Chairmen in its Board of Directors, as well as in the writing of Article 19 for the exclusion of the requirement of a majority of external members in the Audit Committee, preserving the independence of such Committee in relation to the Board of Directors. Therefore, based on the exposition and proposal presented by the Management, Messrs. Members of the Board of Directors decided to approve the mentioned proposal, as presented herein. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda;

5.5.      Analysis and deliberation of the items 10, 12.5 to 12.10 and 13 of the Reference Form to be disclosed to the market in reason of the Ordinary and Extraordinary Shareholders´ Meeting, in accordance with CVM Normative Instruction No. 480/481: Messrs. Members of the Board, by unanimous vote and without any reservations, decided to approve items 10, 12.5 to 12.10 and 13 of the Reference Form in accordance with CVM Normative Instruction No. 480/481, which are forwarded together with the Management´s Proposal to ground the deliberation of the shareholders at the Company’s Annual and General Shareholders Meeting,

to be held on April 27th, 2018. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda;

5.6.      Analysis and deliberation on the notice of the Company’s Annual and General Shareholders Meeting, to be held on April 27th, 2018: Messrs. Members of the Board of Directors, unanimously and without reservations, decided to approve the notice of the Company’s Annual and General Shareholders Meeting, to be held on April 27th, 2018. After the deliberation, Mr. Chairman thanked the presentation made.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, March 26th, 2018. Chairman: Mr. Jean-Charles Henri Naouri; Secretary: Mrs. Ana Paula Tarossi Silva. Members of the Board of Directors who were present: Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Aranha Corrêa do Lago, Luiz Nelson Guedes de Carvalho, Manfred Heinrich Gartz and Ronaldo Iabrudi dos Santos Pereira.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Ana Paula Tarossi Silva Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 28, 2018	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.